EXHIBIT 28



             Nancy Archer                                             1/18/94
             602/ 207-2821



                             GFC FINANCIAL CORPORATION

                 ANNOUNCES INCREASES OF 25% IN 1993 FOURTH QUARTER

               AND 19% IN YEAR TO DATE OPERATING EARNINGS PER SHARE



   PHOENIX, Arizona, January 18, 1994  --  GFC Financial Corporation (NYSE:GFC)

   today reported  results for the  fourth quarter and year  ended December 31,

   1993.

        Income  from continuing operations for  the fourth quarter  of 1993 was

   $12.2  million ($0.60  per common  and equivalent  share) compared  to $10.5 million ($0.48 per  common and equivalent share)  for the fourth  quarter of

   1992,  a  16% increase  in  earnings from  continuing operations  and  a 25%

   increase in earnings per common and equivalent share.  Excluding a  one-time

   $4.9  million third  quarter  adjustment for  deferred  taxes applicable  to leveraged leases, income from  continuing operations for 1993 rose  to $42.7 million  ($2.04 per common and  equivalent share) from  $36.8 million ($1.71 per common  and equivalent share) in  1992, a 16% increase  in earnings from continuing  operations and  a  19%  increase  in  earnings  per  common  and

   equivalent  share.   The  $4.9 million  adjustment  in 1993  represented the

   effects  of the recent  increases in federal  and state income  tax rates as they applied to deferred  income taxes generated by the  company's leveraged

   lease  portfolio.     Income  from  continuing   operations,  including  the

   adjustment  for  deferred taxes,  was $37.8  million  ($1.80 per  common and equivalent share).

        Net  income for the fourth quarter of  1993 was $7.5 million ($0.37 per common and equivalent share), down from $14.6 million  ($0.68 per common and

   equivalent share)  for  the  fourth quarter  of  1992.   This  reduction  in

   earnings is attributable to discontinued operations which reported a loss of

   $4.7 million ($0.23 per common and equivalent share) for  the fourth quarter of 1993 compared to income of  $4.1 million ($0.20 per common and equivalent share) for the fourth quarter of 1992.

        On July 16, 1993,  the company announced the sale of  Verex Corporation

   ("Verex"), its  discontinued residential mortgage insurance  unit to General

   Electric Capital Mortgage Corporation ("GECMC").  The loss from discontinued

   operations  of $4.7 million includes  $3.4 million of  additional charges to

   Verex's operations  for 1993 and  a $1.3 million  loss on the sale  of Verex after  accounting for  all  transaction costs  and providing  for additional

   liabilities.   Net income for 1993  was $37.3 million ($1.77 per  common and equivalent  share) after  the one-time  $4.9 million  ($0.24 per  common and equivalent  share) adjustment for deferred income taxes.  Excluding the $4.9 million  deferred  tax adjustment,  net income  for  1993 was  $42.2 million

   ($2.01 per common and equivalent share) compared to $49.0 million ($2.31 per

   common and  equivalent share)  in 1992.   The primary  reason for  the lower

   earnings  in 1993  is  the  loss  of  $0.5 million  ($0.03  per  common  and equivalent share) reported from discontinued  operations in 1993 compared to income  of $12.2 million  ($0.60 per common  and equivalent  share) in 1992.

   The $0.5 million loss for the  year consists of $0.8 million of income  from operations and the loss of $1.3 million on the sale of Verex.

        Sam Eichenfield,  GFC Financial  Corporation Chairman, said  that "1993 was an  outstanding year for the company because its core finance operations had a record year, both in terms of earnings, even after the one-time charge

   for  taxes,  and  in   new  business  volume,  which  reached   $1  billion.

   Additionally, funds  employed grew  by 17% with  margins and the  quality of

   assets  continuing to  meet or  exceed expectations."   Nonaccruing  assets,

   including Europe, declined as a percentage of funds employed to 3.6% at year end 1993 from 4.1% at year end 1992.

        Eichenfield  went on to  say that he  was pleased  with the significant goals that  the company achieved in  1993.  "We helped  build the foundation for  the future by the successful sale  of Verex, along with the acquisition of the  Asset  Based  Finance  operations, the  start  up  of  the  Consumer

   Rediscount  business and the pending  purchase of Ambassador  Factors.  With these endeavors, the company  is positioned to expand its  financial service operations into three new niche-businesses."

        As previously announced on November 29, 1993, GFC Financial Corporation and Fleet Financial Group,  Inc. announced an agreement in principle for GFC to acquire  Fleet Financial's factoring and  asset-based lending subsidiary,

   Fleet Factors Corp., operating under the trade name Ambassador Factors.

        Interest earned from financing transactions, increased to $64.6 million for the fourth quarter  of 1993 from $59.6 million for the fourth quarter of

   1992  and to $248.7 million  for the year 1993 from  $240.8 million in 1992.

   These  increases  primarily were  driven by  the  growth in  funds employed,

   partially offset  by the  runoff  of high  yielding assets  in the  European portfolio and the effects of foreign exchange gains and other items recorded in 1992.

        Interest  margins  earned increased  by 23%  to  $33.6 million  for the fourth quarter of 1993 from $27.3 million for the fourth quarter of 1992 and

   by  19% to  $124.8 million  for 1993  from $104.7  million in  1992.   These

   margins  were helped significantly by more favorable debt costs in 1993 when compared to  1992 (approximately a 1.0%  reduction in the aggregate  cost of

   debt).   Also contributing to  the improved margins  were the growth  of the portfolio and higher prepayment fees.

        Provisions  for possible credit losses were lower in 1993 primarily due to  lower write-offs.  Reserve coverage (reserves for possible credit losses divided  by nonaccruing assets) still remains strong at approximately 63% of nonaccruing assets and five times 1993 write-offs of $12.6 million.

        Also contributing to the improved results were higher gains on sale  of assets in 1993, both for  the fourth quarter and the year, primarily  due to the amount and type of assets sold.

        Selling,  administrative and  other operating  expenses were  higher by

   15%, both  for the  quarter and  year ended  December 31,  1993, due  to the addition of the Asset Based Finance operations (purchased in February 1993),

   expenses previously  charged to  discontinued operations and  legal expenses incurred in connection with certain problem accounts.

        Income taxes, excluding  the $4.9  million adjustment,  were higher  in

   1993 and more in the range of an ongoing effective tax rate for the company,

   both for the  fourth quarter and the  year.  In  the fourth quarter of  1992 income  taxes  were reduced  by  $3.1 million  representing  tax adjustments related to  the refinancing of the company's debt (when it was spun-off from

   The Dial Corp in March 1992).

        Earnings per common  and equivalent  share for the  fourth quarter  and year  ended December  31, 1993  were aided  by a  reduction in  dividends on preferred  stock as  a  result of  the  acquisition of  Greyhound  Financial

   Corporation's preferred stock by GFC Financial Corporation on July 30, 1993.

        GFC  Financial  Corporation  is  a major  domestic  commercial  finance company  that provides  secured financing  of selected  commercial and  real estate activities.

                             GFC FINANCIAL CORPORATION
                           AND CONSOLIDATED SUBSIDIARIES
                          SUMMARY OF CONSOLIDATED INCOME
                                    (UNAUDITED)
                   (Dollars in Thousands, except per share data)



                                   Quarter Ended             Year Ended
                                    December 31,            December 31,
                               -----------------------------------------------
                                  1993        1992        1993         1992
                               -----------------------------------------------
    Interest earned from
     financing transactions    $   64,632  $   59,645  $  248,700   $  240,806
    Interest expense               31,074      32,368     123,853      136,107
                               ----------  ----------  ----------   ----------
    Interest margins earned        33,558      27,277     124,847      104,699
    Provision for possible
     credit losses                  2,000       3,890       5,706        6,740
    Gains on sale of assets         3,199       1,549       5,439        3,362
    Selling, administrative
     and other operating
     expenses                      16,114      14,024      58,158       50,728
                               ----------  ----------  ----------   ----------
    Income before income
     taxes                         18,643      10,912      66,422       50,593
    Income taxes:
      Current                       6,415         403      23,719       13,843
      Adjustment to deferred
       taxes (Note 1)                                       4,857
                               ----------  ----------  ----------   ----------

    Income from continuing
     operations                    12,228      10,509      37,846       36,750
    Discontinued operations        (4,707)      4,107        (499)      12,207
                               ----------  ----------  ----------   ----------
    Net Income                 $    7,521  $   14,616  $   37,347   $   48,957
                               ==========  ==========  ==========   ==========


    Earnings per common and
    equivalent share:
     Income from continuing
      operations before
      adjustment for deferred
      taxes                    $     0.60  $     0.51  $     2.10   $     1.80
     Preferred dividends                         0.03        0.06         0.09
                               ----------  ----------  ----------   ----------
     Operating earnings
      before adjustment
      for deferred taxes             0.60        0.48        2.04         1.71
     Adjustment for
      deferred taxes                                         0.24
                               ----------  ----------  ----------   ----------
     Earnings from
      continuing operations
      per common and
      equivalent share               0.60        0.48        1.80         1.71
     Discontinued operations        (0.23)       0.20       (0.03)        0.60
                               ----------  ----------  ----------   ----------
     Earnings per common and
      equivalent share         $     0.37  $     0.68  $    1.77    $    2.31
                               ==========  ==========  ==========   ==========


    Dividends declared per
     common share              $     0.18  $     0.14  $     0.68   $     0.42
                               ==========  ==========  ==========   ==========


    Average outstanding
     common and equivalent
     shares                    20,281,000  20,563,000  20,332,000   20,464,000
                               ==========  ==========  ==========   ==========


   Note 1: The results of operations for the year ended December 31, 1993 include a one time adjustment of $4,857,000 representing the effect of recent federal and state income tax increases applicable to deferred income taxes generated by the company's leveraged lease portfolio.

                             GFC FINANCIAL CORPORATION
                           AND CONSOLIDATED SUBSIDIARIES
                  SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS
                                     UNAUDITED

                              (Dollars in Thousands)

                                                          Year Ended
                                                            or as of
                                                          December 31,
                                                    ------------------------
    FINANCIAL DATA:                                    1993         1992
                                                    ------------------------
     Funds employed                                 $ 2,846,571  $ 2,428,523

     Nonaccruing assets                                 102,607      100,422

     Reserve for possible credit losses                  64,280       69,291

     Debt                                             2,082,350    1,898,773

     Preferred stock                                                  25,000

     Stockholders' equity                               503,300      488,396

     New business                                     1,007,794      682,369

    Write-offs                                           12,575       23,661

    RATIOS:
     Spread percentage (Note 1)                           5.44%        5.16%

     Nonaccruals/funds employed                            3.6%         4.1%

     Reserves/funds employed                               2.3%         2.9%

     Reserves/nonaccruals                                 62.6%        69.0%

     Write-offs/average funds employed                     0.5%         1.0%

     Expenses/average funds employed                       2.2%         2.2%

     Expenses/interest margins earned                     46.6%        48.5%

     Debt & preferred stock/equity                         4.1x         3.9x


   Note 1:   Spread  percentages   represent  interest  margins  earned   as  a
             percentage of earning assets, net of deferred taxes applicable to leveraged leases.